SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 5)

Under the Securities Exchange Act of 1934

Mylan Inc.
(Name of Issuer)

Common Stock, $0.50 par value
(Title of Class of Securities)

628530107
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628530107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Valence Portfolios, L.L.C. 13-4046559

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 11,879,311

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 11,879,311

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,879,311

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7% (1)

12.	Type of Reporting Person (See Instructions) OO

1 The percent of class is based on 435,218,767 shares of outstanding common stock as of November 12, 2010, as reported in the Issuer’s November 15, 2010, Form 8-K.

CUSIP No. 628530107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 19,076,210

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 19,076,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,076,210

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.4% (1)

12.	Type of Reporting Person (See Instructions) IA, PN

1 The percent of class is based on 435,218,767 shares of outstanding common stock as of November 12, 2010, as reported in the Issuer’s November 15, 2010, Form 8-K.

CUSIP No. 628530107

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 19,076,210

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 19,076,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,076,210

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.4% (1)

12.	Type of Reporting Person (See Instructions) IN

1 The percent of class is based on 435,218,767 shares of outstanding common stock as of November 12, 2010, as reported in the Issuer’s November 15, 2010, Form 8-K.

Item 1.
(a)	Name of Issuer:
Mylan Inc.

(b)	Address of Issuer's Principal Executive Offices:
1500 Corporate Drive Canonsburg, PA 15317

Item 2.
(a)	Name of Person Filing:
D. E. Shaw Valence Portfolios, L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship:

D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, $0.50 par value

(e)	CUSIP Number:
628530107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2010: (a) Amount beneficially owned:

D. E. Shaw Valence Portfolios, L.L.C.:
11,879,311 shares
This is composed of (i) 11,679,311 shares in the name of D. E. Shaw Valence Portfolios, L.L.C. and (ii) 200,000 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of listed call options.

D. E. Shaw & Co., L.P.:
19,076,210 shares
This is composed of (i) 11,679,311 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 200,000 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of listed call options, (iii) 6,075,830 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 1,084,969 shares in the name of D. E. Shaw Heliant Portfolios, L.L.C., and (v) 36,100 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:
19,076,210 shares
This is composed of (i) 11,679,311 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 200,000 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of listed call options, (iii) 6,075,830 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 1,084,969 shares in the name of D. E. Shaw Heliant Portfolios, L.L.C., and (v) 36,100 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b) Percent of class:
D. E. Shaw Valence Portfolios, L.L.C.:	2.7%
D. E. Shaw & Co., L.P.:	4.4%
David E. Shaw:	4.4%

(c) Number of shares to which the person has:

(i)      Sole power to vote or to direct the vote:
D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)     Shared power to vote or to direct the vote:
D. E. Shaw Valence Portfolios, L.L.C.:	11,879,311 shares
D. E. Shaw & Co., L.P.:	19,076,210 shares
David E. Shaw:	19,076,210 shares

(iii)    Sole power to dispose or to direct the disposition of:
D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)    Shared power to dispose or to direct the disposition of:
D. E. Shaw Valence Portfolios, L.L.C.:	11,879,311 shares
D. E. Shaw & Co., L.P.:	19,076,210 shares
David E. Shaw:	19,076,210 shares

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the manager and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., and the managing member of D. E. Shaw Investment Management, L.L.C. and D. E. Shaw Heliant Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Heliant Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of D. E. Shaw Heliant Manager, L.L.C., which in turn is the manager of D. E. Shaw Heliant Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 19,076,210 shares as described above constituting 4.4% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares.  David E. Shaw disclaims beneficial ownership of such 19,076,210 shares.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.  A Power of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, is attached hereto.

Dated: February 14, 2011

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias Attorney-in-Fact for David E. Shaw